Exhibit 99.1

FOR IMMEDIATE RELEASE - March 16, 2010 - DENVER, COLORADO - PETROFLOW ENERGY LTD. (TSX Symbol - PEF; NYSE Amex Symbol - PED)

PETROFLOW ENERGY LTD. ANNOUNCES RESERVE CHANGES

Petroflow Energy Ltd. (“Petroflow” or the “Company”) today announced that it has received its independent oil and gas reserve report for the year ended December 31, 2009 from Haas Petroleum Engineering Services, Inc. Due to the uncertainty regarding the status of the farmout agreement between Petroflow and  Enterra Energy Trust (“Enterra”), the Company’s proved undeveloped (PUD) and Probable reserves within the Area of Mutual Interest (AMI) as defined in Petroflow’s farmout agreement with Enterra have not been included. As a result of the exclusion, a reduction of approximately $40.9 million PUD and Probable (at escalated pricing) reserves has been removed from the Company’s report. Under Canadian GAAP reserve reporting, no impairment is required.

Petroflow’s 2009 year end total proved net present worth discounted at 10% per annum before income taxes using escalated pricing is approximately $213.9 million as compared to a total proved net present worth discounted at 10% of approximately $400.2 million for the year ended December 31, 2008, as previously reported.  Proved and Probable reserves using escalated pricing had a future net present worth discounted at 10% per annum of approximately $234.3 million.  Escalated pricing ranges from $6.05/MMBTU in 2010 to $9.45/MMBTU in the year 2020 for natural gas, $80.00/barrel in 2010 to $109.70/barrel in the year 2020 for oil, and $1.14/gal in 2010 and $1.57/gal in the year 2020 for natural gas liquids.

Under the new constant price reporting requirements for SEC reporting, which require using the previous year’s first of the month average prices, Petroflow’s total proved net present worth discounted at 10% per annum is approximately $88.9 million at year end as compared to a total proved net present worth discounted at 10% of approximately $173.2 million for the year ended December 31, 2008, as previously reported. Constant pricing used was $3.87MMBTU for natural gas, $61.18/barrel for oil, and $0.70/gal for natural gas liquids.  As a result of these reserve changes, if the Company was reporting under US GAAP, an impairment charge would likely result. This would most likely increase Petroflow’s depreciation, depletion and amortization (DD&A) level on the Company’s financials.

All dollar amounts are expressed in US dollars.  Estimates of future net revenues disclosed herein do not represent fair market value.

Forward-Looking Statements

This news release contains statements that may constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities legislation as they involve our engineering ability to support the continued operation of the Company.  There are numerous uncertainties inherent in estimating reserve volumes and values, and the estimates are subject to change as additional information becomes available.  The reserves actually recovered and the timing of production of the reserves may vary significantly from the estimates. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and factors that could cause actual results to differ materially from those anticipated by Petroflow and described in the forward-looking statements. These risks, uncertainties and factors include, but are not limited to, the difficulty in retaining key personnel to carry on the Company’s oil and gas operations and availability of capital to fund ongoing capital expenditures. Additional information on these and other factors, which could affect Petroflow's operations or financial results, are included in Petroflow's reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

For further information, please contact:
Petroflow Energy Ltd.	Petroflow Energy Ltd.
Kyle R. Miller, CEO	Tucker Franciscus, Interim CFO
303-296-7070	303-296-7070
www.petroflowenergy.com	www.petroflowenergy.com

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.